Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
TEC Technology Limited (“TEC”)	Hong Kong	100%
Anhui TEC Tower Co., Ltd. (“ATEC”)	PRC	100% (by TEC)
Zhejiang TEC Tower Co., Ltd.	PRC	90% (by ATEC)
Shuncheng Taida Technology Co., Ltd.	PRC	100% (by TEC)